Exhibit 1

FOR IMMEDIATE RELEASE

July 30, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Notice of a Personnel Decision with Respect to a Director

Nissin Co., Ltd. hereby informs you of the personnel decision below to be implemented as of August 1, 2004, pursuant to the resolution adopted by the Board of Directors at its meeting held on July 30, 2004.

New Title	Name	Current Title
Director & Deputy General Manager Sales & Marketing Control Div. and General Manager Osaka Branch Office and Sales Department	Hidenobu Sasaki	Director & Deputy General Manager Sales & Marketing Control Div. and General Manager Osaka Branch Office

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